
02040717

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

1-14712


RECD S.E.C.
JUN 1 2 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002 6/13/2002

FRANCE TELECOM

(Translation of registrant's name into English)


PROCESSED
JUL 0 1 2002
THOMSON
FINANCIAL

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___)

Enclosure:

- A press release dated June 6, 2002, announcing the repurchase of Orange shares from E.ON, and
- A handout dated May 28, 2002, providing additional information on NTL, regarding events following the Board of Directors' meeting of March 20, 2002.


france telecom

France Telecom repurchases 103 million Orange shares from E.ON

Paris, June 6, 2002 — Under the terms of put and call options entered into in November 2000 and amended in January 2002, the E.ON group today exercised its option to sell approximately 103 million Orange shares to France Telecom. These shares were attributed to E.ON as consideration for the transfer of its stake in Orange Communications S.A. (Switzerland) to Orange S.A.

Under terms of the options agreement as amended in January 2002, France Telecom has purchased these shares for 950 million euros.

In view of the current Orange share price, France Telecom does not intend to sell these shares on the market.

Orange Communications SA, based in Lausanne, is fully owned by Orange S.A., a member of the France Telecom Group. On June 29, 1999, Orange Switzerland became the third operator in the Swiss market. It's network currently covers more than 98 percent of the country's population.

Orange Switzerland had 956,000 customers at the end of March 2002.

In 2001, after just 30 months of operations, Orange Switzerland had sales of 587 million euros (887 million Swiss francs), up 23 percent over 2000. The company posted solid operating performance with EBITDA of 7 million euros (10.5 million Swiss francs).

Non voice services accounted for 10.2 percent of 2001 sales and nearly and 15 percent in the first quarter of 2002. This makes Orange Switzerland one of the Orange group's top contributors of revenues from non voice services.

Contact :
Nilou du Castel
nilou.ducastel@francetelecom.com
+33 1 44 44 93 93
Emilie Richer
emilie.richer@francetelecom.com
+33 1 44 44 93 93

Press release

France Telecom
Corporate Communication
Information Department

6 Place d'Alleray
75505 Paris cedex 15
France

Phone : +33 1 44 44 22 22
Fax : +33 1 44 44 80 34

Additional information dated May 28, 2002 regarding events following the Board of Directors' Meeting of March 20, 2002

NTL

When France Telecom issued its financial statements for the year ended December 31, 2001 on March 20, 2002, NTL was seeking a new strategic shareholder and in the process of a financial restructuring plan, both processes begun early in 2002, as indicated in Note 8 of the notes to the consolidated financial statements.

After the Board of Directors' meeting of March 20, 2002, the strategic investors involved in discussions with NTL withdrew and, on May 8, 2002, NTL filed for bankruptcy protection in the courts of the United States of America. A financial restructuring plan ("the Plan") received preliminary approval from an unofficial committee of the principal classes of holders of NTL bonds, including France Telecom. Definitive approval of the Plan by creditors and the courts is expected during the second quarter of 2002.

The Plan calls for a conversion of bonds into newly issued capital which is expected to reduce NTL's debt from US$16,107 million to US$5,474 million and the split of NTL into two groups of companies, "New NTL" comprising the British and Irish activities and "Euroco" consisting of the continental European networks other than the 27% interest in Noos.

Pursuant to the Plan, France Telecom will cancel all of its existing NTL common and preferred shares and bonds and receive in exchange 8-year warrants giving access to 12.1% of the capital of "New NTL" before dilution. Furthermore, France Telecom will be entitled to subscribe to a reserved capital increase of "New NTL" on the basis of an enterprise value of the company of US$10.5 billion, amounting to an investment of US$260 million, as well as to simultaneously obtain additional warrants. In this transaction, France Telecom would have the right to acquire an additional 5.2% of the capital of "New NTL" before dilution and additional related warrants representing 5.2% of the capital before dilution.

Once the restructuring is complete, France Telecom would get back the 27% share of Noos it sold a year ago.

As a result of the significant decrease in the debt level of the two companies and their operating revenues, France Telecom believes that there are good development perspectives for "New NTL". Under these circumstances, and despite using less favorable projections, it is reasonably likely that France Telecom will recover after some time, through these instruments, the value of its current outstanding exposure of €1,806 million. France Telecom has no intention of increasing its investment in "New NTL" but rather plans to sell the warrants as soon as their realizable value reaches a suitable level of potential value.

In accounting terms, the exchange by France Telecom of its preferred shares and bonds of NTL for warrants of "New NTL" will give rise to the removal from the balance sheet of the preferred shares and bonds and their related allowances and reserve and the entry on the balance sheet of the warrants at their current market value at issuance.

As a result of their terms, the current market value at issuance of the warrants will not reflect their potential value as mentioned above.

France Telecom will quantify in its June 30, 2002 accounts the effects of the events that have occurred at NTL subsequent to the publication of France Telecom's 2001 financial statements on its outstanding exposure of €1,806 million debt mentioned in Note 8 of the notes to the consolidated financial statements.

France Telecom will then book an additional reserve to reduce its accounting exposure to an amount that reflects the expected current market value of the warrants of "New NTL" at issuance to be received in accordance with the Plan submitted for approval by NTL's creditors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM



Dated: June 12, 2002

By:

Name: Jean-Claude Grynberg

Title: Director, Investor Relations